Exhibit 4.4

Strictly Private & Confidential —

Addressee only

Mr Harvey McGrath

27 Melbury Road

LONDON

W14 8AB

12 August 2008

Dear Harvey

PRUDENTIAL PLC - LETTER OF APPOINTMENT AS CHAIRMAN

I am delighted that you are joining Prudential.

I am now writing to set out the terms of your appointment as Non-Executive Director and Chairman.  It is agreed that this is a contract for services subject to the Company’s Articles of Association as amended from time to time and does not constitute a contract of employment.

1.              Appointment

We have agreed that you will join the Board of the Company on 1st September 2008 and then take up your appointment as Chairman on 1st January 2009.

Your appointment as Non-Executive Director and Chairman is subject to election by shareholders at the AGM in 2009.  Continuation of your appointment will be contingent on satisfactory performance and re-election at forthcoming AGMs.  This appointment is for an initial three-year term from the date of election by shareholders, and the Board may invite you to serve for additional period(s).

The appointment may be terminated by and at the discretion of either party upon twelve months written notice.  Upon termination you will not be entitled to any compensation, other than accrued pro-rata fees, and you shall also cease to be a member of any committee or sub-committee of the Board.

2.              Fees, Shareholding and Dealing

2.1  Fees

You will be entitled to a fee for your services as Non-Executive Director and Chairman of £500,000 per annum.  This fee will be fixed for 3 years.

All fees are payable monthly in arrears, net of any tax and National Insurance contributions, which the Company is required to deduct.

As a Non-Executive Director you are not entitled to participate in any of the Group’s executive remuneration programmes or pension arrangements.

Shareholding

The net proceeds after tax and National Insurance deductions of £25,000 per annum of your gross fees will be deducted at source, in equal quarterly instalments, and applied in the purchase of ordinary shares in Prudential plc on your behalf.  This transaction will take place on the last working day each Quarter.  These shares must be held whilst you are in office.

I draw your attention to Article 103 onwards of the enclosed Articles of Association of the Company which deal with a number of matters relating to Directors.  Article 110 requires you to be a beneficial owner of 2,500 Prudential shares and to retain them during the tenure of your office.  The Articles require that these shares be acquired within one year of your appointment if you do not already have an interest in the required number of shares.

Share Dealing

During your term in office you will be subject to Prudential’s Share Dealing Rules, full particulars of which can be found on our Directors’ website.  These are updated as required to reflect changes in legislation and regulations, and will provide you with the necessary guidance on the steps you need to take and other considerations relating to share dealings.

If you have any questions on this please consult with Group Secretariat.  The relevant announcement for the acquisition of shares on your behalf at the end of each Quarter will be made automatically.  Details of any other dealings need to be notified to Group Secretariat on the day of dealing so that the announcement can be made within the required time limit.

3.              Duties, Committees and Time Commitment

3.1  Duties

Your duties as Chairman will be assigned by the Board and will be consistent with the current Terms of Reference attached at Appendix 1 of this document. These Terms of Reference are reviewed and signed off by the Board annually.

3.2  Committees

The three main Committees are Audit, Remuneration and Nomination.  You will act as Chairman of the Nomination Committee and whilst not a member, will be invited to attend meetings of the Audit and Remuneration Committees.

3.3  Time Commitment

We have agreed that Prudential will be your principal focus.  You will devote such time to your duties as the Board reasonably considers necessary.  We would anticipate a time commitment of approximately 2-3 days per week.  We currently schedule a total of eight  Board meetings per year, one of which is followed by the AGM.  The Board usually holds two of these meetings at one of the Business Units and this coincides with a detailed presentation on that Business Unit by its senior management.   Appendix 2 of this letter sets out the current timetable of relevant dates and events agreed for 2008 and 2009.

4.              Car and Office Facilities

The use of a chauffeur driven car of a type appropriate to your status will be made available to you.

You will be provided with an office and secretary at the Company’s Head Office at Arthur Street as your principal place of work.

Both will be provided on a full-time basis to cover all your commitments including those outside Prudential.

5.              Life Assurance

The Company will provide life assurance cover of 4 times your annual fee.

6.              Medical Cover

The Company will arrange appropriate cover under the terms of its medical insurance scheme (subject to the rules of that scheme from time to time) to provide private health care for you, your wife and dependent children under 21 years of age.  The Company reserves the right to request you to undergo a medical examination as a condition of providing cover.

7.              Expenses

Directors are entitled to claim for all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the Board or Committees of the Board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

8.     Induction, Evaluation and Development

Following your appointment, the Company will provide an induction programme.  This will include meetings with senior management and the Company’s auditor.

The performance of individual Directors and the whole Board and its Committees is evaluated annually.  As Chairman you will lead this exercise.

As a Director you will be invited to appropriate educational and/or professional development programmes.  The Secretary will consult each director annually to ascertain their specific professional development needs.

9.     Conflicts of interests and disclosure obligations

It is accepted and acknowledged that you have duties and business interests other than those of the Company and we have discussed these and agreed that no conflicts of interest currently exist.  In the event that you become aware of any future potential conflicts of interest, these should be disclosed to me and the Company Secretary as soon as apparent and also prior to accepting appointments.  In particular we would not wish our Chairman to serve on the Boards of financial services competitors, take up the Chairmanship of another public company or take on an Executive role.

The Company has an obligation to record on its register of directors details of other directorships which are or were held during the past five years by its directors.  This information, together with non-statutory offices, is also required to be disclosed to insurance regulators in the US on an annual basis.  Any changes in your external appointments, including non-statutory offices, should be notified to the Company Secretary or Deputy Group Secretary on an ongoing basis. In particular, any changes in your directorships of other quoted companies worldwide need to be notified promptly, preferably the next business day, as the Company is required to announce this to the London Stock Exchange, the SEC and the New York Stock Exchange.

10.  Confidentiality

All information acquired during your appointment is confidential to the Company and should not be released, either during your appointment or following termination (by whatever means), to third parties without prior clearance from the Board.  You accept that damages would not be a sufficient remedy for unauthorised disclosure of information.

11.       Directors’ and officers’ protection

The Company has directors’ and officers’ liability insurance and it is intended to maintain such cover for the full term of your appointment.  A brief summary of the cover can be found at Appendix 3.

The Company has also resolved to provide you with indemnity cover for directors’ and officers’ liability within the limitations imposed by law.  In addition, the Company will provide you with a limited indemnity for certain personal liabilities you may suffer in the course of your appointment, subject again to applicable statutory and other limitations, pursuant to the Company’s constitutional documents or otherwise.   Two copies of your Letter of Indemnity are enclosed.  Please sign both, keep one for your personal records, and return the other to me.

The Board has also resolved to have a discretionary payments policy (subject to regular review), the existence of which Directors (executive and non-executive) and certain employees or members of the Prudential Group may rely on, to protect them from personal liability arising out of the bona fide performance of their duties on behalf of the Group.

12.  Independent professional advice

Occasions may arise when you consider that you need professional advice in the furtherance of your duties as a Director, and it may be appropriate for you to seek advice from independent advisors at the Company’s expense.  This would normally be arranged through the Company Secretary.  The Company will reimburse the full cost of expenditure incurred in accordance with the policy.  Details of the agreed procedure under which Directors may obtain such independent advice can be found in the Prudential Guidance Notes for Directors.

13.       Prudential Code of Conduct

During the period of your employment you will comply with the UK Listing Authority’s Model Code for Securities Transactions for Directors of Listed Companies, the Company’s Code of Conduct (a copy of which is enclosed at Appendix 4) and any internal rules, regulations and policies applicable to Directors which the Board may specify from time to time.

14.       Supplemental Letter

On receipt of your signed acceptance, Company Secretary will follow up with a Supplemental Letter covering the practical details and paperwork to complete your appointment.

I should be grateful if you would confirm your agreement to the above by signing and returning to me the enclosed duplicate of this letter.

Yours sincerely

/s/ James H Ross

James Ross

Senior Independent Director

For and on behalf of Prudential plc

Acknowledgement:

1.               I acknowledge that this appointment letter does not constitute a contract of employment.

2.               I irrevocably instruct Prudential plc to deduct all relevant amounts from each fee payment due to me and to apply the appropriate amount in the purchase of shares on my behalf as set out above.

Signed:	/s/ Harvey A McGrath

Harvey McGrath

Encl.

Appendix 1: Terms of Reference of the Chairman of Prudential

Appendix 2: Timetable of Board Meetings 2008 and 2009

Appendix 3: Guidance on Policy on Protection of Directors

Appendix 4: Code of Conduct

Articles of Association of Prudential plc

Letter of Indemnity (x2)

Prudential plc Chairman Terms of Reference

The Chairman is responsible for:

1.              Managing Board business

1.1         the protection of shareholders’ interests;

1.2         the leadership and the governance of the Board as a whole, the setting of the Board’s agenda, presiding over meetings of the Board to ensure its smooth and effective running in discharging its responsibilities to the Group’s shareholders and organising the management of the Board’s business;

1.3         ensuring that information provided to the Board is timely, accurate and clear;

1.4         ensuring, in collaboration with the Group Chief Executive, that sufficient time is allowed for consideration by the Board of the strategic and other issues facing the Group and that the Board is presented with sufficient analysis appropriate to the scale and nature of the decisions that it is asked to make;

1.5         ensuring, in collaboration with the Group Chief Executive, that the appropriate  issues are brought to the Board in accordance with its Terms of Reference, that there is open and honest debate and that there are clear lines of authority, reporting and delegation in force which are effectively implemented;

1.6         ensuring the overall effectiveness of the Board and the implementation of its decisions;

1.7         developing, in conjunction with the Nomination Committee and the Group Chief Executive, an effective Board as regards its composition, skills and competencies.  This will involve developing procedures and processes for effective corporate governance, and a systematic and regular review of the performance of the Board as a whole, its Committees and the contribution of individual Directors and, further, acting on the outcomes of such regular review;

1.8         the establishment of Board Committees such as Audit, Remuneration and Nomination Committees with the appropriate delegated authorities which are clearly defined by Terms of Reference, and for ensuring the timeliness and completeness of information and essential reports to and from these Committees; and

1.9         organising regular meetings of the Non-Executive Directors without Executive Directors present.

2.              Membership and Composition of the Board

2.1         before recommending an appointment, evaluating the balance of skills, knowledge and experience on the Board to make recommendations to the Nomination Committee relating to the appointment of new Directors;

2.2   ensuring that the Directors receive a full formal and tailored induction programme and that they keep their skills and knowledge up-to-date;

2.3         ensuring, in conjunction with the Group Chief Executive, that there is succession planning for all Executive Director positions; and

2.4         maintaining an effective and constructive liaison with the Non-Executive Directors, encouraging their engagement so as to maximise their contribution to the work of the Board and also ensuring constructive relations between Executive and Non-Executive Directors.

3.              Governance

3.1         leading the Board’s determination of appropriate corporate governance and business values and of their dissemination through the Group; and

3.2         establishing with the Board as a whole the ethos, values and culture of the Group.

4.              Relationship with the Group Chief Executive

4.1   providing support and advice to the Group Chief Executive; and

4.2   discussing with the Group Chief Executive the broad strategic plans that the Group will follow prior to submission to the Board and ensuring that the Board is aware of the necessary resources to give effect to the components of that strategic plan. The Chairman will also be expected to play a role, together with the Group Chief Executive, on strategic issues.

5.               Representing the Group externally to shareholders and other stakeholders

5.1         representing the Group externally at a business, political and community level, together with the Group Chief Executive. In particular, it is part of both the Chairman and Group Chief Executive’s roles to represent the Group’s views and position as determined by the Board on key public policy and industry matters and to communicate them effectively to governments, other public organisations and regulatory authorities. The Chairman and Group Chief Executive will decide which of them will lead on any particular matters;

5.2         balancing the interests of different categories of stakeholders, (e.g. shareholders, customers, employees, regulators) and preserving an independent view and ensuring effective communication with stakeholders on all matters;

5.3         ensuring effective communication with shareholders and that relevant governance and strategy issues are discussed with major shareholders and that their views are communicated to the Board as a whole;

5.4         maintaining and enhancing the reputation of the Group; and

5.5         supporting the commercial activities of the Group and meeting with internal and external groups as required from time to time.

Approved by the Prudential plc Board on 18 September 2008

Chairman: